JOHN S. MITCHELL, JR.

Direct Dial: 202.293.8117

jmitchell@williamsmullen.com

October 24, 2006

Via Facsimile and EDGAR

(202)-772-9204

Mr. H. Christopher Owings

Assistant Director

Mail Stop 3561

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Hibbett Sporting Goods, Inc (“Company”)

Form 10-K for the Fiscal Year Ended January 28, 2006

Filed April 13, 2006

and information incorporated by reference from

Definitive Proxy Statement filed May 1, 2006

File No. 0-20969

Dear Mr. Owings:

As counsel for the Company, we write to provide supplemental information requested concerning its August 4, 2006 response (“Response”) to the Staff's comment letter dated July 7, 2006 regarding the Company’s Form 10-K for the year ended January 28, 2006 (“Form 10-K”) and information incorporated by reference from Definitive Proxy Statement filed May 1, 2006.

In comment number 14, the Staff drew attention to the fact that no person signing the Form 10-K was identified thereon as the registrant’s principal accounting officer. In its Response, the Company stated that “Gary A. Smith is the Company’s Principal Accounting Officer as well as Principal Financial Officer and did sign and certify Form 10-K.” (Mr. Smith signed as the Company’s “Vice President and Chief Financial Officer.”) You have requested further evidence (1) establishing that the corporate office which Mr. Smith holds encompasses that of principal accounting officer for the Company and (2) showing that Mr. Smith, as such officer, signed the Form 10-K filed on April 13, 2006.

We have communicated with our client to obtain the attached documentation responsive to your request. The first item is a job description for the Company’s Chief Financial Officer,

A Professional Corporation

VIRGINIA         WASHINGTON, D.C.         LONDON

1666 K Street, N.W., Suite 1200 Washington, D.C. 20006 Tel: 202.833.9200 Fax: 202.293.5939 or 804.783.6507

www.williamsmullen.com

Mr. H. Christopher Owings

October 24, 2006

dated as of January 15, 2001 which specifies that such person “directs the organization’s financial planning and accounting practices” among other duties. (Emphasis added.) The second item is a press release issued by the Company on April 30, 2001, announcing the appointment of Gary A. Smith to the position of Vice President and Chief Financial Officer. Note that the release states that “Mr. Smith will assume responsibility for accounting, finance and investor relations functions with the Company.” The third item attached is a copy of one of the original counterpart signature pages to the Form 10-K as maintained by the Company. Here, Mr. Smith signs “on behalf of the registrant and in the capacities and on the dates indicated.” Mr. Smith title is shown on the document as Vice President and Chief Financial Officer.

By virtue of the fact that Mr. Smith holds the position of Chief Financial Officer of the Company, he is, as was stated in the Response, the Company’s principal accounting officer. Mr. Smith executed the Form 10-K on behalf of the registrant as Vice President and Chief Financial Officer. The Company acknowledged in the Response that the signature page of the Form 10-K did not indicate that Mr. Smith’s dual roles were encompassed by the title of Vice President and Chief Financial Officer. In the Response, the Company undertook that “[i]n all future filings, we will add Principal Accounting Officer to his title to correctly reflect the requirements of SEC Reporting.” The intent of this undertaking was to present Mr. Smith’s existing credentials as principal accounting officer in all future Form 10-K filings.

If you have any questions about the supplemental information contained in this letter, please do not hesitate to give me a call. I may be reached at the phone or fax number, e-mail or street address indicated above.

Sincerely yours,

John S. Mitchell, Jr.

Enclosure

cc:	Michael J. Newsome (w/enclosures)

Chairman and Chief Executive Officer

Hibbett Sporting Goods, Inc.

Gary A. Smith (w/enclosures)

Vice President and Chief Financial Officer
Hibbett Sporting Goods, Inc.